SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)

MYT Netherlands Parent B.V.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

55406W103 **
(CUSIP Number)

January 20, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

** CUSIP number for the American Depositary Shares (“ADSs”) of MYT Netherlands Parent B.V. (the “Issuer”), which represent one ordinary share, nominal value €0.000015 per share (“Ordinary Shares”), of the Issuer.

CUSIP No. 55406W103
1	NAMES OF REPORTING PERSONS
Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		66,430,393 (1)
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		66,430,393 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,430,393
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

76.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Reflects the reporting person’s beneficial ownership interest in the Ordinary Shares held by MYT Holding LLC.

(2) Based on a total of 86,383,523 Ordinary Shares outstanding immediately after the initial public offering of the Issuer’s ADSs pursuant to the final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on January 22, 2021.

CUSIP No. 55406W103
1	NAMES OF REPORTING PERSONS
CPP Investment Board (USRE) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	5	SOLE VOTING POWER:
		0
Number of	6	SHARED VOTING POWER:
Shares
Beneficially		66,430,393 (1)
Owned by	7	SOLE DISPOSITIVE POWER:
Each Reporting
Person With		0
	8	SHARED DISPOSITIVE POWER:

		66,430,393 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

66,430,393
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

76.9% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

FI

(1) Reflects the reporting person’s beneficial ownership interest in the Ordinary Shares held by MYT Holding LLC.

(2) Based on a total of 86,383,523 Ordinary Shares outstanding immediately after the initial public offering of the Issuer’s ADSs pursuant to the final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on January 22, 2021.

CUSIP No. 55406W103

Item 1(a).	Name of Issuer

MYT Netherlands Parent B.V.

Item 1(b).	Address of Issuer’s Principal Executive Offices

Einsteinring 9

85609 Aschheim

Munich, Germany

Item 2(a).	Name of Person Filing

Canada Pension Plan Investment Board
CPP Investment Board (USRE) Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of the Reporting Person is as follows:

One Queen Street East

Suite 2500

Toronto, Ontario

M5C 2W5

Canada

Item 2(c).	Citizenship

Canada

Item 2(d).	Title of Class of Securities

Ordinary Shares

Item 2(e).	CUSIP Number

55406W103 (CUSIP number for the ADSs of the Issuer, which represent one Ordinary Share)

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4.	Ownership

	(a)	Amount Beneficially Owned: See Item 9 on page 2.
	(b)	Percent of Class: See Item 11 on page 2.

	(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 on page 2.

(ii)	shared power to vote or to direct the vote: See Item 6 on page 2.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 on page 2.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 on page 2.

MYT Holding LLC (“MYT Holding”) directly holds 66,430,393 Ordinary Shares, which represents 76.9% of the outstanding Ordinary Shares, based on a total of 86,383,523 Ordinary Shares outstanding immediately after the initial public offering of the Issuer’s ADSs pursuant to the final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on January 22, 2021.

MYT Ultimate Parent LLC (“MYT Ultimate Parent”) owns 50.1% of the voting interests, 50% of the outstanding common units and 24% of the outstanding preferred units of MYT Holding. CPP Investment Board (USRE) Inc. (“CPP Investment Board”), Ares Corporate Opportunities Fund III, L.P. (“ACOF III”), Ares Corporate Opportunities Fund IV, L.P. (“ACOF IV” and together with ACOF III, “Ares”) and other security holders are each party to the Amended and Restated Limited Liability Company Agreement of MYT Ultimate Parent, dated as of October 1, 2020 (the “LLC Agreement”), pursuant to which ACOF III, ACOF IV and CPP Investment Board are the managing members of MYT Ultimate Parent and, acting together, have exclusive and complete authority and discretion to manage the operations and affairs of MYT Ultimate Parent, including the management of MYT Holding. Under the LLC Agreement, the consent of each of Ares and CPP Investment Board is required in order for MYT Ultimate Parent to take certain actions. As a result, the Reporting Persons may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons, ACOF III and ACOF IV. The Reporting Persons expressly disclaim any membership in a group with ACOF III and ACOF IV. Through their direct and indirect ownership of and governance rights in MYT Ultimate Parent, and MYT Ultimate Parent’s direct ownership of and governance in MYT Holding, the Reporting Persons, together with ACOF III and ACOF IV, could be deemed to indirectly beneficially own all 66,430,393 Ordinary Shares held by MYT Holding.

Canada Pension Plan Investment Board (“CPPIB” and, together with CPP Investment Board, the “Reporting Persons”) is the sole shareholder of CPP Investment Board. Each of the Reporting Persons and the officers, directors, and stockholders thereof, disclaims beneficial ownership of the Ordinary Shares held by MYT Holding for purposes of Section 13(d) of the Act and the rules promulgated thereunder.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 16, 2021

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Patrice Walch-Watson
Name:	Patrice Walch-Watson
Title:	Senior Managing Director, General Counsel and Corporate Secretary